Strategic Partnership Between Pinnacle Bankshares Corporation and Virginia Bank Bankshares, Inc. Investor Presentation January 21, 2020 Filed by Pinnacle Bankshares Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: Virginia Bank Bankshares, Inc.

Compliance Disclosures 2 Important Information for Shareholders and Investors This presentation shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval of the Pinnacle Bankshares Corporation (“PPBN”) or Virginia Bank Bankshares, Inc . (“VABB”) shareholders, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 , as amended . In connection with the proposed transaction, PPBN will file a registration statement on Form S - 4 with the Securities and Exchange Commission (the “SEC”), which will contain the joint proxy statement of PPBN and VABB and a prospectus of PPBN . Shareholders of VABB and PPBN are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, VABB, and PPBN . After the registration statement is filed with the SEC, the definitive joint proxy statement/prospectus and other relevant documents will be mailed to VABB and PPBN shareholders and will be available for free on the SEC’s website (www . sec . gov) . The joint proxy statement/prospectus will also be made available for free by contacting Bryan Lemley, PPBN’s Chief Financial Officer, at (434) - 477 - 5882 or Don Merricks, the Chief Executive Officer of VABB, at (434) - 793 - 6411 . Participants in the Solicitation PPBN, VABB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VABB and PPBN shareholders in connection with the proposed merger . Information about the directors and executive officers of PPBN and VABB will be included in the joint proxy statement/prospectus when it becomes available . Additional information regarding certain interests of those persons and other persons who may be deemed participants in the transaction will also be included in the joint proxy statement/prospectus when it becomes available . You may obtain free copies of the joint proxy statement/prospectus as described in the preceding paragraph .

Legal Disclaimer 3 Forward - Looking Statements Certain of the statements made in this investor presentation may constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , as amended . The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “Project,” “will,” “may,” and “potential,” and similar expressions, often accompany such forward - looking statements, but other statements not based on historical information may also be considered forward - looking, including statements about the benefits to PPBN and VABB of the proposed merger, PPBN’s and VABB’s future financial and operating results and their respective plans, objectives, and intentions . All forward - looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of PPBN and VABB to differ materially from any results, performance, or achievements expressed or implied by such forward - looking statements . Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) disruption from the proposed merger, with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (4) the failure to obtain necessary shareholder or regulatory approvals for the merger on a timely basis or at all, (5) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (6) the failure of the conditions to the merger to be satisfied, (7) the risk of successful integration of the two companies’ businesses, including the risk that the integration of VABB’s operations with those of PPBN will be materially delayed or will be more costly or difficult than expected, (8) the risk of expansion into new geographic or product markets, (9) reputational risk and the reaction of the parties’ customers to the merger, (10) the risk of potential litigation or regulatory action related to the merger, (11) the dilution caused by PPBN’s issuance of additional shares of its common stock in the merger, and (12) general competitive, economic, political, and market conditions . PPBN and VABB disclaim any obligation to update or revise any forward - looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise . Forward - looking statements speak only as of the date of the presentation . All of the forward - looking statements made in this presentation are expressly qualified by the cautionary statements contained herein . Readers are cautioned not to rely on the forward - looking statements contained in this presentation, as no assurance can be given that any of the events anticipated by the forward - looking statements will occur or, if any of them do occur, their ultimate impact on the results of operations or financial condition of PPBN or VABB . Additional information about the proposed merger and the factors that may impact the forward - looking statements may be found in the registration statement on Form S - 4 that PPBN will file with the Securities and Exchange Commission, including under the heading “Risk Factors . ” Non - GAAP Financial Measures This presentation contains certain financial information determined by methods other than in accordance with generally accepted accounting principles in the United States (“GAAP”) . Such information includes non - GAAP presentations of net operating income, diluted earnings per share, efficiency ratio, tangible common equity, return on assets, tangible assets, and nonperforming assets excluding troubled debt restructurings . Reconciliations related to these non - GAAP financial measures are included in this presentation and all non - GAAP measures should be read along with such reconciliations . Management of PPBN and VABB believe that these non - GAAP financial measures provide additional useful information to investors and provide meaningful comparisons to the companies’ peers . Non - GAAP financial measures should not be considered as an alternative to any GAAP measure of performance or financial condition, and investors should consider comparable GAAP information when assessing the performance or financial condition of the companies . Non - GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the results or financial condition as reported under GAAP .

Maximizing future growth potential as a pro forma institution with over $700mm in total assets Provides an enhanced timeline to achieving greater than $1B in total assets Expected to result in EPS accretion greater than 30% once fully integrated Addresses the long - term need to bring on more human capital in support of organic growth Maintains current corporate growth plans and solid capital positions Leverages VABB’s strong core deposit base and enhances the market footprint PPBN’s Strategic Rationale VABB’s Strategic Rationale Similar culture with a focus on the communities they serve and the relationships they foster Provides additional products, services, and locations to VABB’s customer base Increased scale and operational efficiencies from the combination of the two organizations Provides additional management expertise and upward mobility for VABB employees Provides optionality and liquidity to shareholders Increases the current legal lending limit Strong EPS accretion for VABB shareholders and pro forma board representation 4 (1) Estimated financial impact is presented solely for illustrative purposes and is not a guarantee of future performance The partnership provides operational expertise, greater market presence, and management depth to both parties looking to better service and expand upon their markets in Central Virginia Creating a Central Virginia Partnership (1)

Transaction Rationale

Strategically Compelling

- Enhanced operating leverage across attractive markets in Central Virginia
- Increased geographical presence, scale and profitability
- Like-minded cultures with similar strategies, focused on serving customers and community

Market Enhancing

- Pro forma footprint with a presence in four counties and two independent cities in Central Virginia
- Top 5 deposit market share across Danville-Pittsylvania County and the Danville-Lynchburg MSA
- Higher legal lending limit enhances the pro forma institution's ability to service larger credits

Financially [(1)] Attractive

- Projected EPS accretion greater than 30% in 2021[(2)] for both banks
- Less than 4 years to earn back initial tangible book value dilution (crossover method)
- Cash IRR > 25%

Mitigated Risks

- Mutually strong regulatory standings with conservative credit cultures
- Well equipped to handle any future capital needs with a $6mm subordinated debt raise prior to closing
- Leveraging PPBN's lending expertise while utilizing VABB's core funding strengths

(1) Estimated financial impact is presented solely for illustrative purposes and is not a guarantee of future performance
(2) Represents the first full year of EPS accretion excluding deal costs; takes into account the interest expense from issuing $6mm of subordinated debt

5

(1) Based on PPBN’s 10 - trading day average closing price of $31.615 as of 01/17/2020; no options are outstanding for VABB (2) Based on an exchange ratio of 0.500x for the 70% stock portion and a price of $16.00 / share for the 30% cash portion (3) Based on VABB’s unaudited financial statements as of 09/30/2019; TBVPS earn - back period calculated utilizing the crossover m ethod; all metrics and earn - backs listed take into account the issuance of $6mm of subordinated debt. Estimated financial impact is presented solely for illustrative purposes a nd is not a guarantee of future performance Sources: Definitive Agreement; Company Documents Transaction Terms 6 Calculated deal price per share of $15.87 Aggregate transaction value of $29.1 million (2) Consideration per VABB share 70% of VABB shares will receive 0.50 shares of PPBN common stock (fixed) 30% of VABB shares will receive $16.00 per share in cash (fixed) Board of Directors to consist of 13 PPBN / 5 VABB Key VABB Management Don Merricks to assist as SVP & Chief Integration Officer for First National Bank Jerry Oakes to become the Danville market President for First National Bank Pro Forma Ownership Current PPBN shareholders: 70.8% Current VABB shareholders: 29.2% Required Approvals Shareholder approvals for both PPBN and VABB Customary regulatory approvals Expected Closing Third Quarter of 2020 Estimated Transaction Multiples (3) Price / 2019E EPS: 15.1x Price / TBVPS: 119.3% TBVPS Impact: 10.6% initial dilution earned back in 3.9 years Board Representation Announced Transaction Value (1) Office Closings No closures expected

Key Transaction Assumptions

Expected Cost Savings	~35.5% of VABB's annual non-interest expense[1] - 50% realized in 2020 - 100% realized thereafter
Merger & Integration Costs	Approximately $4.3 million in combined pre-tax merger expenses
Purchase Accounting & Other Adjustments	Total gross loan fair value mark of $2.1 million (1.4% of VABB total loans) Core deposit intangible = 1.5% of non-time deposits, straight-line over 7 years Other marks: +$100,000 to securities
Loan Participation Synergies	Assumes $134,000 of pre-tax synergies from loan participations brought back to the pro forma institution due to the increase in legal lending limit - 50% realized in 2020 - 100% realized thereafter
Capital Planning	Subordinated debt: ~$6mm to be issued by PPBN in conjunction with the transaction Following the closing of the merger, PPBN anticipates a quarterly dividend of $0.32 per share through 2020, subject to Board approval and financial performance. Future dividends are expected to be consistent with a long-term strategic dividend payout ratio of 20%-40% of earnings.

(1) Represents 26.5% of VABB's LTM Q3 2019 non-interest expense if factoring in the increase in the buyer's pro forma expenses as a result of the transaction.

7

8 Source: S&P Global Market Intelligence (1) Pro forma financials based on bank - level financials and do not assume any credit marks; pro forma TCE ratio estimated as of the closing of the transaction and is inclusive of any balance sheet marks and deal costs (2) Shown in (000s); data used based on the FDIC summary of deposits data as of 06/30/2019 Pro Forma Highlights (as of 09/30/2019) Pro Forma Deposits by County (as of 06/30/2019) Pro Forma Branch Presence and Highlights ▪ Pro Forma Branch Map PPBN (10) VABB (7) Assets ($mm) 703.0 Loans ($mm) 536.9 Deposits ($mm) 624.5 Tangible Common Equity / Tangible Assets Ratio 8.5% Branches 17 Loans / Deposits 86.0% (1) Campbell, VA , 348,535 Bedford, VA , 32,493 Lynchburg, VA , 30,373 Amherst, VA , 21,416 Danville, VA , 134,742 Pittsylvania, VA , 34,266 (2)

PPBN Pro Forma VABB Source: S&P Global Market Intelligence; bank - level data as of 09/30/2019 Note: MRQ defined as the bank’s most recently reported fiscal quarter Pro Forma Loan and Deposit Composition 9 MRQ Loan Yield: 4.90% MRQ Cost of Funds: 0.66% Construction 5% 1 - 4 Family 25% Owner - Occ. CRE 15% Other CRE 9% Multifamily 4% C&I and Ag. 14% Consumer 25% Other 3% Transaction Accts 42% MMDA & Savings 37% CDs > $100k 7% CDs < $100k 14% MRQ Loan Yield: 5.41% MRQ Cost of Funds: 0.25% Construction 4% 1 - 4 Family 33% Owner - Occ. CRE 20% Other CRE 5% Multifamily 3% C&I and Ag. 16% Consumer 13% Other 6% Transaction Accts 47% MMDA & Savings 39% CDs > $100k 6% CDs < $100k 8% MRQ Loan Yield: 5.04% MRQ Cost of Funds: 0.53% Construction 5% 1 - 4 Family 27% Owner - Occ. CRE 16% Other CRE 8% Multifamily 3% C&I and Ag. 15% Consumer 22% Other 4% Transaction Accts 44% MMDA & Savings 37% CDs > $100k 7% CDs < $100k 12%

Balance Sheet Trends

Total Assets ($mm)



$600
$500
$400
$300
$200
$100
$0
$371
$186
$440
$186
$444
$195
$471
$193
$482
$221
2015Y
2016Y
2017Y
2018Y
2019 Q3
PPBN
VABB

Total Loans ($mm)



$500
$400
$300
$200
$100
$0
$306
$133
$341
$134
$358
$135
$376
$142
$391
$146
2015Y
2016Y
2017Y
2018Y
2019 Q3
PPBN
VABB

Total Deposits ($mm)



$500
$400
$300
$200
$100
$0
$332
$160
$400
$160
$402
$170
$425
$166
$431
$193
2015Y
2016Y
2017Y
2018Y
2019 Q3
PPBN
VABB

NPAs Excluding TDRs / Assets



2.00%
1.50%
1.00%
0.50%
0.00%
0.84%
1.42%
0.32%
0.59%
0.21%
0.51%
0.31%
0.24%
0.35%
0.18%
2015Y
2016Y
2017Y
2018Y
2019 Q3
PPBN
VABB

Source: S&P Global Market Intelligence; GAAP-level consolidated financial data as of 09/30/2019

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8.23% 8.51% 7.35% 10.48% 11.27% 7.40% 7.51% 3.67% 7.92% 8.06% 0.00% 3.00% 6.00% 9.00% 12.00% 2015Y 2016Y 2017Y 2018Y 2019 YTD PPBN VABB Return on Average Assets Net Interest Margin Return on Average Tangible Common Equity Efficiency Ratio Source: S&P Global Market Intelligence; GAAP - level consolidated financial data as of 09/30/2019 Note: 2019 YTD represents the fiscal quarters from Q1 through Q3 of 2019 (1) Profitability metrics lower in 2017 due to DTA adjustments resulting from the change in corporate tax rate Performance Trends 11 (1) (1) (1) (1) 3.63% 3.70% 3.63% 3.83% 4.05% 4.01% 4.04% 4.06% 4.22% 4.34% 3.00% 3.50% 4.00% 4.50% 5.00% 2015Y 2016Y 2017Y 2018Y 2019 YTD PPBN VABB 75.5% 75.2% 75.4% 72.4% 71.7% 70.5% 72.3% 72.6% 75.6% 72.0% 65.0% 70.0% 75.0% 80.0% 85.0% 2015Y 2016Y 2017Y 2018Y 2019 YTD PPBN VABB 0.75% 0.76% 0.62% 0.90% 1.04% 0.98% 0.97% 0.44% 0.91% 0.94% 0.00% 0.50% 1.00% 1.50% 2.00% 2015Y 2016Y 2017Y 2018Y 2019 YTD PPBN VABB

9.5% 9.6% 11.6% 11.6% 12.5% PPBN Standalone Pro Forma at Close VABB Standalone Source: S&P Global Market Intelligence (1) Consolidated capital ratios as of 09/30/2019 (2) Includes issuance of $6mm of subordinated debt by PPBN prior to closing the merger (3) Bank - level and pro forma concentration ratios as of 09/30/2019 Estimated Capital Ratios and Concentrations 12 TCE / TA Capital Ratios Leverage Ratio CET 1 Ratio Tier 1 Ratio Total Risk - Based Ratio PPBN Standalone Pro Forma at Close VABB Standalone Concentration Ratios ▪ Standalone and pro forma organizations to remain “Well Capitalized” in excellent regulatory standing with CRE exposure well below supervisory guidelines C&D / Total Capital CRE / Total Capital 11.0% 11.6% 17.9% 17.9% 18.7% 8.5% 9.7% 12.6% 12.6% 13.2% 38% 135% 23% 70% 36% 124% (1) (1) (2) (3) (3) (2)(3)

I. Appendix 13

Non-GAAP Reconciliations – PPBN

	2015	2016	2017	2018	2019 YTD
Net Income (GAAP)	**$2,740**	**$3,004**	**$2,748**	**$4,160**	**$3,712**
Securities (gains) losses and other	-	49	-	-	2
Revaluation of deferred tax asset due to tax rate change	-	-	279	-	-
Non-recurring revenue	280	210	-	-	-
Net Operating Income (Non-GAAP)	**$3,020**	**$3,165**	**$3,027**	**$4,160**	**$3,710**
Diluted Earnings per Share (GAAP)	**$1.79**	**$1.96**	**$1.78**	**$2.68**	**$2.38**
Securities (gains) losses and other	0.00	0.03	0.00	0.00	0.00
Revaluation of deferred tax asset due to tax rate change	0.00	0.00	0.18	0.00	0.00
Non-recurring revenue	0.18	0.14	0.00	0.00	0.00
Diluted Earnings per Share (Non-GAAP)	**$1.97**	**$2.06**	**$1.96**	**$2.68**	**$2.38**
Efficiency Ratio (GAAP)	**76.1%**	**75.8%**	**75.5%**	**72.5%**	**71.7%**
Securities (gains) losses and other	0.0%	0.4%	0.0%	0.0%	0.0%
Non-recurring revenue	2.3%	1.6%	0.0%	0.0%	0.0%
Efficiency Ratio (Non-GAAP)	**73.8%**	**73.8%**	**75.5%**	**72.5%**	**71.7%**
Shareholders' Equity (GAAP)	**$34,782**	**$36,549**	**$38,795**	**$42,111**	**$46,301**
Goodwill and intangibles	539	539	539	539	539
Tangible Common Equity (Non-GAAP)	**$34,243**	**$36,010**	**$38,256**	**$41,572**	**$45,762**
Return on Average Assets (GAAP)	**0.75%**	**0.76%**	**0.62%**	**0.90%**	**1.04%** (1)
Securities (gains) losses and other	0.00%	0.01%	0.00%	0.00%	0.00%
Revaluation of deferred tax asset due to tax rate change	0.00%	0.00%	0.06%	0.00%	0.00%
Non-recurring revenue	0.08%	0.05%	0.00%	0.00%	0.00%
Return on Average Assets (Non-GAAP)	**0.82%**	**0.80%**	**0.68%**	**0.90%**	**1.04%**
Total Assets (GAAP)	**$371,261**	**$440,104**	**$443,925**	**$470,611**	**$481,627**
Goodwill and intangibles	539	539	539	539	539
Tangible Assets (Non-GAAP)	**$370,722**	**$439,565**	**$443,386**	**$470,072**	**$481,088**
Return on Average Equity (GAAP)	**8.13%**	**8.38%**	**7.25%**	**10.34%**	**11.15%** (1)
Securities (gains) losses and other	0.00%	0.14%	0.00%	0.00%	0.00%
Revaluation of deferred tax asset due to tax rate change	0.00%	0.00%	0.74%	0.00%	0.00%
Non-recurring revenue	0.83%	0.59%	0.00%	0.00%	0.00%
Effect of goodwill and intangibles	0.13%	0.13%	0.10%	0.13%	0.13%
Return on Average Tangible Common Equity (Non-GAAP)	**9.08%**	**8.95%**	**8.09%**	**10.48%**	**11.28%**

Source: S&P Market Intelligence; company filings

Note: All non-core items have been tax adjusted assuming a 21% tax rate

(1) Annualized figures

14

Non-GAAP Reconciliations – VABB

	2015	2016	2017	2018	2019 YTD
Net Income (GAAP)	**$1,773**	**$1,805**	**$858**	**$1,776**	**$1,441**
Securities (gains) losses and other	100	158	-	-	-
Revaluation of deferred tax asset due to tax rate change	-	-	413	-	-
Net Operating Income (Non-GAAP)	**$1,673**	**$1,647**	**$1,271**	**$1,776**	**$1,441**
Diluted Earnings per Share (GAAP)	**$0.97**	**$0.98**	**$0.47**	**$0.97**	**$0.79**
Securities (gains) losses and other	0.05	0.09	0.00	0.00	0.00
Revaluation of deferred tax asset due to tax rate change	0.00	0.00	0.22	0.00	0.00
Diluted Earnings per Share (Non-GAAP)	**$0.91**	**$0.90**	**$0.69**	**$0.97**	**$0.79**
Efficiency Ratio (GAAP)	**70.5%**	**72.3%**	**72.6%**	**75.6%**	**72.0%**
Securities (gains) losses and other	1.6%	2.5%	0.0%	0.0%	0.0%
Efficiency Ratio (Non-GAAP)	**68.9%**	**69.8%**	**72.6%**	**75.6%**	**72.0%**
Shareholders' Equity (GAAP)	**$23,897**	**$23,446**	**$22,743**	**$23,283**	**$24,405**
Goodwill and intangibles	-	-	-	-	-
Tangible Common Equity (Non-GAAP)	**$23,897**	**$23,446**	**$22,743**	**$23,283**	**$24,405**
Return on Average Assets (GAAP)	**0.98%**	**0.97%**	**0.44%**	**0.91%**	**0.94%** (1)
Securities (gains) losses and other	0.06%	0.08%	0.00%	0.00%	0.00%
Revaluation of deferred tax asset due to tax rate change	0.00%	0.00%	0.21%	0.00%	0.00%
Return on Average Assets (Non-GAAP)	**0.93%**	**0.89%**	**0.66%**	**0.91%**	**0.94%**
Total Assets (GAAP)	**$186,216**	**$185,784**	**$195,039**	**$192,513**	**$221,413**
Goodwill and intangibles	-	-	-	-	-
Tangible Assets (Non-GAAP)	**$186,216**	**$185,784**	**$195,039**	**$192,513**	**$221,413**
Return on Average Equity (GAAP)	**7.40%**	**7.51%**	**3.67%**	**7.92%**	**8.06%** (1)
Securities (gains) losses and other	0.42%	0.66%	0.00%	0.00%	0.00%
Revaluation of deferred tax asset due to tax rate change	0.00%	0.00%	1.77%	0.00%	0.00%
Effect of goodwill and intangibles	0.00%	0.00%	0.00%	0.00%	0.00%
Return on Average Tangible Common Equity (Non-GAAP)	**6.99%**	**6.85%**	**5.44%**	**7.92%**	**8.06%**

Source: S&P Market Intelligence; company filings

Note: All non-core items have been tax adjusted assuming a 21% tax rate

(1) Annualized figures

15

Aubrey H. “Todd” Hall, III President and CEO toddhall@1stnatbk.com Phone: (434) - 477 - 5882 PPBN Contacts VABB Contacts Donald W. Merricks Chairman & CEO dmerricks@vabanktr.com Phone: (434) - 793 - 6411 Source: PPBN Bankshares Corporation; Virginia Bank Bankshares, Inc. Investor Contacts 16